SNIPP INTERACTIVE INC. PROVIDES UPDATE ON

HIP DIGITAL MEDIA INC. ACQUISITION

June14, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND -- Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, provides update on acquisition of Hip Digital Media Inc. (“Hip”) as previously announced on June 11, 2015.

Hip is an industry pioneer in running promotions that use premium content strategically to help marketers drive sales. Marketers who use music, movies or mobile app downloads in their promotions have seen a material lift in sales of as much as 30% on the Hip Platform. Hip uses its proprietary platform to blend technology and content. Its content catalogue is nearly 100 Terabytes in size and growing 1% a month. Hip has agreements with leading music labels, movie studios, mobile app and eBook publishers. The company has run over 3,000 promotions with major brands and Fortune 500 companies and is the preferred provider for digital rewards for a variety of global brands some of whom are referenced on the Hip website: http://www.hipdigitalmedia.com

This acquisition highlights Snipp’s focus on acquiring strategic businesses that complements and increases its existing set of solutions and/or providing depth to an existing Snipp offering, in this case the SnippRewards platform into which Hip’s proprietary platform will be fully integrated. Snipp will continue to seek value-enhancing acquisitions as there is considerable opportunity for consolidation in this space. Hip’s robust rewards solution and technology will also be bolted onto Snipp’s receipt-processing and loyalty platforms allowing Snipp to utilize Hip’s experienced team in the shopper marketing and promotions space to target a larger swathe of clients as well as provide existing clients with deeper services in designing and executing turnkey promotions.

From a data and analytics side, Hip’s trove of data will be added to Snipp’s database enabling an industry leading dataset of shopper and receipt data that will enable the launch of an advanced data product.

The acquisition of Hip is expected to contribute to Snipp's current margins starting in the third quarter. The acquisition is forecast to contribute over C$4MM of profitable revenue in the second half of 2015 and over C$10MM in 2016 based on Hip’s standalone business plan without taking into consideration the potential added revenue from the synergies of combining both Hip’s and Snipp’s solution sets once integration of the two companies is complete. Hip generated positive EBITDA in all  four quarters of 2014 and is expected to continue to generate positive cash flow on an ongoing basis.

As part of the acquisition, Snipp also gains in Baris Karadogan, the CEO of Hip Digital Inc. an experienced executive who will continue on in his current role and join Snipp’s executive team. Baris has been the CEO of Hip Digital Media since 2008. Prior to joining Hip Digital Media, Baris was a venture capitalist for ten years, at U.S. Venture Partners, a leading Silicon Valley based venture capital firm and at Fuse Capital. As a VC, Baris invested in a wide variety of industries including digital media, telecommunications and semiconductors. Baris’ recent board seats/investments included: Hip Digital Media, Like.com (Acquired by Google), SpectraLinear (acquired by SiLabs NASDAQ:SLAB), Minerva Networks, Redline Communications (LSE: REDL) and Aspendos Communications (Acquired by Beceem Communications). Before becoming a venture capitalist, Baris worked in both engineering and marketing at 3Com/U.S. Robotics, where he developed software for the company’s networking and cable modem products. His efforts at U.S. Robotics resulted in a number of U.S. patents.

Baris holds an MBA from Stanford University Graduate School of Business, where he was an Arjay Miller Scholar, and an MS in Electrical Engineering from Stanford University.

Snipp also announces the grant of 1,000,000 stock options to Baris Karadogan, CEO of Hip. The options will vest one-third in twelve months and then in additional one-third increments every twelve months thereafter until they are fully-vested. The options have an exercise price of C$0.64 per common share and expire after five years.

About Snipp:

Snipp's technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including the future financial performance of Hip and those factors discussed in filings made by us with the securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, problems integrating the businesses of Snipp and HIP, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal, CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

1-888-99-SNIPP

investors@snipp.com